FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005
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                         Commission file number: 1-13750
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                    Jilin Chemical Industrial Company Limited
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                 (Translation of registrant's name into English)

                              No.9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F |X|        Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes |_|              No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            PAGE

Signature                                                                     3

Press release regarding 2004 annual results dated as of March 17, 2005        4

2004 annual results announcement                                              8

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: March 30, 2005                   By: /s/ Shi Jianxun
                                           ------------------------------------
                                           Name: Shi Jianxun
                                           Title: General Manager